SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

EMRISE Corporation
(Name of Issuer)

Common Stock, par value $0.0033 per share
(Title of Class of Securities)

29246J200 (Common Stock)
(CUSIP Number)

Bruce R. Kraus, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178
(212) 808-7714

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29246J200	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Echo Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 454,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 454,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 454,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29246J200	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS David J. Brand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 454,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 454,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 454,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP: No. 29246J200	SCHEDULE 13D/A	Page 4 of 6 Pages

Explanatory Note.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 1”) amends the Schedule 13D filed on January 24, 2014 [File Number 005-41499] (the “Original Schedule 13D”, as amended by this Amendment No. 1, the “Schedule 13D”), on behalf of Echo Holdings, LLC, a Delaware limited liability company (“Echo”) and David J. Brand, the Managing Member of Echo (each a “Reporting Person” and collectively, the “Reporting Persons”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.  This Amendment No. 1 is being filed by the Reporting Persons as an exit filing.

Item 4.	PURPOSE OF TRANSACTION.

The last sentence of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described in the Schedule 13D, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to the investment in the Issuer as are deemed appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of the beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing the intentions with respect to any and all matters referred to in Item 4 of the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Section 13D is hereby amended by adding the following:

The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock on July 10, 2014.  On April 6, 2015, the Reporting Persons determined that, as of this time, the Reporting Persons have no current plan or intent to direct or influence the control of the Issuer or to effect any change with respect to the Issuer.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described in the Schedule 13D, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to the investment in the Issuer as are deemed appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of the beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing the intentions with respect to any and all matters referred to in Item 4 of the Schedule 13D.

The 454,000 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 4.2% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 10,816,337 shares of Common Stock outstanding as of March 27, 2015, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2015.

CUSIP No. 29246J200	SCHEDULE 13D	Page 5 of 6 Pages

The Reporting Persons effected the following transactions in the Common Stock in the past 60 days:

Date	Security	Number of Shares Sold	Price per Share	Where Transaction Effected
3/26/2015	Common Stock	15,000	$0.90	Open Market
3/30/2015	Common Stock	64,000	$0.93*	Open Market

*Constitutes the weighted average sale price for multiple transactions having prices per share ranging from $0.91 to $0.94. The Reporting Persons will provide upon request by the Commission staff, the issuer or a security holder of the issuer, full information regarding each separate transaction.

CUSIP No. 29246J200	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015

Echo Holdings, LLC

By:	/s/ David J. Brand
Name:	David J. Brand
Title:	Managing Member

By:	/s/ David J. Brand
Name:	David J. Brand